

April 27, 2012

Via E-mail
Jennifer M. Grigsby
Senior VP, Treasurer, and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re:** **Chesapeake Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2012**
> **File No. 1-13726**

Dear Ms. Grigsby:

We have reviewed your filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Corporate Governance

Board of Directors

Code of Business Conduct and Ethics, page 5

1. We note that the Code of Business Conduct and Ethics on your website indicates amendment(s) made on March 1, 2012 but no Form 8-K was filed. Please refer to Item 5.05 of Form 8-K and Item 406(d) of Regulation S-K, and advise us as to how you complied with the disclosure requirements relating to amendments to the code of ethics.

Transactions with Related Persons, page 13

Founder Well Participation Program, page 14

2. We note your disclosure on page 15 concerning the concurrent sales of Mr. McClendon's FWPP interests and the company's interests in the same properties. To the extent that there were any such sales in prior years, confirm that you provided all required disclosure, or amend your Forms 10-K for the applicable years to provide all disclosure that Item 404 of Regulation S-K requires. In addition, if you did not provide all required disclosure, explain to us whether or not you need to revise your conclusions concerning your disclosure controls and procedures for such prior periods.

3. Item 404(a)(6) of Regulation S-K requires disclosure of any other information regarding the related party transactions that is material to investors. Accordingly, please disclose whether the audit committee complied with the provisions of its charter regarding Mr. McClendon's sales of his FWPP interests in concurrent sales by the Company of its interests in the same properties. Alternatively, explain why such disclosure is not required.

Executive Compensation

Stock Ownership

Prohibition of Margining and Derivative or Speculative Transactions, page 29

4. We note your statement that "Our Insider Trading Policy prohibits margining and derivative or speculative trading involving Company stock in aggregate amounts up to the level set according to each named executive officer's minimum stock ownership guideline." Please clarify how the prohibition on margining and derivative or speculative trading relates to the minimum stock ownership guideline. For example, clarify whether this provision permits certain amounts of margining and derivative or speculative trading in company stock, and how large these amounts could be.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Connie S. Stamets
        Bracewell & Giuliani LLP